UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

GeoMet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37250U201

(CUSIP Number)

Steve Swanson

North Shore Energy, LLC

370 17th St., Suite 5625,

Denver, Colorado 80202

(303) 892-5616

Robert A. Signorino

Yorktown Energy Partners VIII, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2112

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37250U201

(1)	Names of Reporting Persons NORTH SHORE ENERGY, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,437,072
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,437,072
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,437,072
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.7% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Based on 40,513,373 shares of common stock, par value $0.001 per share (“Common Stock”) of GeoMet, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of November 1, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2015.

CUSIP No. 37250U201

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS VIII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,437,072
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,437,072
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,437,072 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.7% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Includes 12,437,072 shares of Common Stock of the Issuer owned by North Shore Energy, LLC. Yorktown Energy Partners VIII, L.P. is a member of North Shore Energy, LLC that holds the right to increase the size of North Shore Energy LLC’s board of managers and appoint a majority of the board members. As a result, Yorktown Energy Partners VIII, L.P. may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by North Shore Energy, LLC. Yorktown Energy Partners VIII, L.P., disclaims beneficial ownership of the securities owned by North Shore Energy, LLC in excess of its pecuniary interest therein.
(2)	Based on 40,513,373 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 2, 2015.

CUSIP No. 37250U201

(1)	Names of Reporting Persons YORKTOWN VIII COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,437,072
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,437,072
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,437,072 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.7% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Includes 12,437,072 shares of Common Stock of the Issuer owned by North Shore Energy, LLC. Yorktown Energy Partners VIII, L.P. is a member of North Shore Energy, LLC that holds the right to increase the size of North Shore Energy LLC’s board of managers and appoint a majority of the board members. Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P. As a result, Yorktown VIII Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by North Shore Energy, LLC. Yorktown Energy Partners VIII, L.P. and Yorktown VIII Company LLC disclaim beneficial ownership of the securities owned by North Shore Energy, LLC in excess of their respective pecuniary interests therein.
(2)	Based on 40,513,373 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 2, 2015.

CUSIP No. 37250U201

(1)	Names of Reporting Persons YORKTOWN VIII ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,437,072
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,437,072
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,437,072 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.7% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Includes 12,437,072 shares of Common Stock of the Issuer owned by North Shore Energy, LLC. Yorktown Energy Partners VIII, L.P. is a member of North Shore Energy, LLC that holds the right to increase the size of North Shore Energy LLC’s board of managers and appoint a majority of the board members. Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P, and Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by North Shore Energy, LLC. Yorktown Energy Partners VIII, L.P., Yorktown VIII Company LLC and Yorktown VIII Associates LLC disclaim beneficial ownership of the securities owned by North Shore Energy, LLC in excess of their respective pecuniary interests therein.
(2)	Based on 40,513,373 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 2, 2015.

Item 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of GeoMet, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1221 McKinney Street, Suite 3840, Houston, Texas 77010.

Item 2. IDENTITY AND BACKGROUND.

(a) This statement is filed by North Shore Energy, LLC, a Delaware limited liability company (“North Shore”), Yorktown Energy Partners VIII, L.P., a Delaware limited partnership (“Yorktown”), Yorktown VIII Company LP, a Delaware limited partnership (“Yorktown Company”), and Yorktown VIII Associates LLC, a Delaware limited liability company (“Yorktown Associates” and together with Yorktown and Yorktown Company, the “Yorktown Reporting Persons”).

(b) The principal business address of North Shore is 370 17th St., #5625, Denver, Colorado 80202. The principal business address of Yorktown, Yorktown Company and Yorktown Associates is 410 Park Avenue, 19th Floor, New York, New York 10022.

(c) The principal business of North Shore is oil and gas exploration and production. The principal business of Yorktown is investing in equity securities of energy companies. The principal business of Yorktown Company is managing Yorktown VIII. The principal business of Yorktown Associates is managing Yorktown Company. Information regarding the executive officers, directors or other control persons of North Shore and the Yorktown Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

(d) None of North Shore, the Yorktown Reporting Persons or the persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of North Shore, the Yorktown Reporting Persons or the persons identified on Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the persons identified on Schedule 1 are citizens of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

North Shore used $175,000 of its working capital to purchase the 12,437,072 shares of Common Stock of the Issuer.

Item 4. PURPOSE OF TRANSACTION.

North Shore holds the Common Stock for investment purposes. Yorktown is a member of North Shore that holds the right to increase the size of North Shore’s board of managers and appoint a majority of the board members. Yorktown Company is the sole general partner of Yorktown, and Yorktown Associates is the sole general partner of Yorktown Company. As of the date hereof, North Shore and the Yorktown Reporting Persons have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or (j) any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 21, 2015, North Shore beneficially owns 12,437,072 shares of Common Stock, representing 30.7% of the Issuer’s issued and outstanding shares of Common Stock. Yorktown is a member of North Shore that holds the right to increase the size of North Shore’s board of managers and appoint a majority of the board members. Yorktown Company is the sole general partner of Yorktown, and Yorktown Associates is the sole general partner of Yorktown Company. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 40,513,373 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2015, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 2, 2015.

(b) Yorktown is a member of North Shore that holds the right to increase the size of North Shore’s board of managers and appoint a majority of the board members. Yorktown Company is the sole general partner of Yorktown. Yorktown Associates is the sole general partner of Yorktown Company. Yorktown Associates has the sole power to cause Yorktown Company to cause Yorktown to cause North Shore to vote or direct the vote or to dispose or direct the disposition of the shares owned by North Shore.

(c) Except as otherwise described herein or in any exhibit filed hereunder, none of North Shore or the Yorktown Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as otherwise described herein, no person other than North Shore and the Yorktown Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 9, 2015, North Shore purchased the Common Stock of the Issuer from Yorktown Energy Partners IV, L.P., a Delaware limited partnership (“Yorktown IV”), at an aggregate purchase price of $175,000, in a private transaction pursuant to that certain Purchase and Sale Agreement by and between Yorktown IV and North Shore dated as of December 9, 2015 attached hereto as Exhibit 99.1.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement dated December 22, 2015.

Exhibit 99.1	Purchase and Sale Agreement dated December 9, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2015

NORTH SHORE ENERGY, LLC

By:	/s/ Steve Swanson
Name: /s/ Steve Swanson
Title: President

YORKTOWN ENERGY PARTNERS VII, L.P.

By:	Yorktown VII Company LP,
Its General Partner

By:	Yorktown VII Associates LLC,
Its General Partner

By:	/s/ Robert A. Signorino
Name: /s/ Robert A. Signorino
Title: Managing Member

YORKTOWN VII COMPANY LP

By:	Yorktown VII Associates LLC,
Its General Partner

By:	/s/ Robert A. Signorino
Name: /s/ Robert A. Signorino
Title: Managing Member

YORKTOWN VII ASSOCIATES LLC

By:	/s/ Robert A. Signorino
Name: /s/ Robert A. Signorino
Title: Managing Member

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF NORTH SHORE

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of North Shore are set forth below:

Name and Business Address	Capacity in which Serves North Shore	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Steve Swanson 370 17th St., Suite 5625, Denver, Colorado 80202	President, Manager	President and Manager of North Shore	370 17th St., Suite 5625, Denver, Colorado 80202

Kristin Peseau 370 17th St., Suite 5625, Denver, Colorado 80202	Vice President	Vice President of North Shore	370 17th St., Suite 5625, Denver, Colorado 80202

Dan Bermingham 370 17th St., Suite 5625, Denver, Colorado 80202	Vice President	Vice President of Operations of North Shore	370 17th St., Suite 5625, Denver, Colorado 80202

Bryan H. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Manager	Portfolio Manager and Principal of Yorktown	Yorktown 410 Park Avenue 19th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 19th Floor New York, New York 10022	Manager	Portfolio Manager and Principal of Yorktown	Yorktown 410 Park Avenue 19th Floor New York, New York 1002

Timothy R. Beyer 1700 Lincoln St., Suite 4100, Denver, Colorado 80203	Manager	Partner at Bryan Cave LLP	1700 Lincoln St., Suite 4100, Denver, Colorado 80203

CONTROL PERSONS AND EXECUTIVE OFFICERS OF YORKTOWN REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Yorktown Reporting Persons are set forth below:

Name and Business Address	Capacity in which Serves Yorktown VIII Company	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Bryan H. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Portfolio Manager and Principal of Yorktown	410 Park Avenue 19th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Portfolio Manager and Principal of Yorktown	410 Park Avenue 19th Floor New York, New York 10022

Tomas R. LaCosta 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Portfolio Manager and Principal of Yorktown	410 Park Avenue 19th Floor New York, New York 10022

W. Howard Keenan, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Portfolio Manager and Principal of Yorktown	410 Park Avenue 19th Floor New York, New York 10022